October 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Ta Tanisha Meadows

 Adam Phippen

Re:	ContextLogic Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 14, 2022

Form 8-K filed August 9, 2022

File No. 1-39775

Ladies and Gentlemen:

On behalf of ContextLogic Inc., (the “Company”), this letter responds to the comments set forth in the letter to the Company dated September 14, 2022 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 14, 2022 letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 7. Commitments and Contingencies

Legal Contingencies and Proceedings, page 105

1.

If there is at least a reasonable possibility that a loss or additional loss may have been incurred, please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. This comment applies to each of the actions disclosed, to the extent such disclosure is not provided. Refer to ASC 450-20-50-4b.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company will ensure in future filings that its disclosure for legal contingencies and proceedings complies with the guidance set forth in ASC 450-20, including whether a loss is probable, reasonably possible, or remote, and that if an estimate regarding the possible loss or range of loss cannot be made a statement to such effect will be included.

Securities and Exchange Commission

October 14, 2022

Supplementally, set forth below is a summary of each of the Company’s legal contingencies disclosed under ASC 450-20 in the Annual Report on Form 10-K (the “10-K”) for the fiscal year ended December 31, 2021.

Beginning in May 2021, four putative class action lawsuits were filed in the U.S. District Court for the Northern District of California against the Company, its directors, certain of its officers and the underwriters named in its registration statement on Form S-1 for the Company’s initial public offering alleging violations of securities laws based on statements made in such registration statement. As of December 31, 2021 and the filing of the 10-K, the possibility of a material loss with respect to each of the matters was remote. However, even if there was a reasonable possibility of a material loss, the Company believed that a range of potential losses could not be estimated as the matters were in the early stages of litigation.

In August 2021, a shareholder derivative action purportedly brought on behalf of the Company, Patel v. Szulczewski, was filed in the U.S. District Court for the Northern District of California alleging that the Company’s directors and officers made or caused the Company to make false and/or misleading statements about the Company’s business operations and financial prospects in various public filings. As of December 31, 2021 and the filing of the 10-K, the possibility of a material loss was remote. However, even if there was a reasonable possibility of a material loss, the Company believed that a range of potential losses could not be estimated as the matters were in the early stages of litigation.

In November 2021, a shareholder derivative action purportedly brought on behalf of the Company, Aviv v. Szulczewski, was filed in the U.S. District Court for the Northern District of California alleging that the Company’s directors breached their fiduciary duties and caused the Company to make misstatements relating to a leased property that allegedly was used for commercial purposes in violation of zoning ordinances. As of December 31, 2021 and the filing of the 10-K, the possibility of a material loss was remote. However, even if there was a reasonable possibility of a material loss, the Company believed that a range of potential losses could not be estimated as the matters were in the early stages of litigation.

In November 2021, France’s Directorate General for Competition, Consumer Affairs and Repression of Fraud issued an injunction delisting the Wish “App” from Google Play and the Apple App Store, and blocking Wish from appearing in Google, Bing and Qwant search results. As of December 31, 2021 and the filing of the 10-K, the outcome of the matter was uncertain but there was a reasonable possibility of a material loss. However, the Company believed that a range of potential losses could not be estimated as the matter was in the early stages of litigation.

In December 2021, the Company became aware that authorities in France charged the Company with violations relating to the Company’s former practice and use of strikethrough pricing in France, the Company’s previous failure to translate into French listings and product details on the Company’s app and website, and the Company’s anti-counterfeiting policies and practices. As of December 31, 2021 and the filing of the 10-K, the loss was considered probable and management disclosed the matter in the notes to the Financial Statements in accordance with ASC 450—20 Loss Contingency. The total amount accrued as of the filing of the 10-K was considered immaterial and management elected not to disclose the amount in the Company’s financial statements.

Securities and Exchange Commission

October 14, 2022

Form 8-K Filed August 9, 2022

Exhibit 99.1, page 10

2.

You present non-GAAP income statements. Please remove them in future filings or explain why they are not prohibited. Refer to the first bullet in Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE TO COMMENT 2:

We will revise our disclosures to remove non-GAAP income statements to ensure that such disclosures included in our future earnings releases will be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance.

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Securities and Exchange Commission

October 14, 2022

* * * * *

Please do not hesitate to contact me at 415-839-0198 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Vivian Liu
Vivian Liu
Chief Financial Officer and Chief Operating Officer ContextLogic Inc.

cc:	Jun (Joe) Yan, Interim Chief Executive Officer

Devang Shah, Chief Administrative Officer and General Counsel

ContextLogic Inc.

Jeffrey Vetter

Ryan Gunderson

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP